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www.dechert.com
_________________________________________

STUART M. STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529  Direct
+1 212 698 0453 Fax

February 17, 2017

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lauren Hamilton

Re: The Saratoga Advantage Trust

(File No. 033-79708; 811-08542)

Dear Ms. Hamilton:

Thank you for your telephonic comments regarding the annual report for the fiscal year ended August 31, 2016 relating to The Saratoga Advantage Trust (the “Trust”). The Trust has considered your comments and has authorized us to make responses and acknowledgements discussed below on its behalf.

Comment 1.	Please include the annual report on the Trust’s website.

Response 1. The Trust has included the annual report for each portfolio on the Trust’s website.

Comment 2.	Please disclose supplementally why the Trust did not include the James Alpha Family Office Portfolio and the James Alpha Yorkville MLP Portfolio in the annual report for the fiscal year ended August 31, 2016.

Response 2. Because the James Alpha Family Office Portfolio has not yet begun investment operations, there is no annual report for the Portfolio. Furthermore, the James Alpha Yorkville MLP Portfolio’s fiscal year end is November 30; accordingly, the Trust will file a separate annual report for the Portfolio.

Comment 3.	Consider adding benchmark information to the Total Aggregate Return Table in the management discussion of fund performance section of the financial statements. We note that this comment was originally issued in January 2015.

Response 3. The Trust respectfully declines to include the requested disclosure in future annual reports because Form N-1A does not require such disclosure. The Trust notes that benchmark information is available in the chart in the management discussion of fund performance section, as required by Form N-1A, and in the prospectus.

Comment 4.	Please provide additional detail in the management discussion of fund performance (“MDFP”) section of future annual reports of the Trust. Specifically, consider including each Portfolio’s return as compared to its benchmark return and details on security selection. We note that this comment was originally issued in January 2015.

Response 4. The Trust respectfully submits that its current disclosure is in compliance with the requirements of Item 27(b)(7)(i) of Form N-1A and represents that additional disclosure regarding the investment strategies and techniques used by each Portfolio’s investment adviser will be provided in future annual reports for the Trust, where needed.

Comment 5.	We note that the James Alpha Multi Strategy Alternative Income Portfolio has a return of capital disclosed on the Statement of Changes in Net Assets in the financial highlights in the current financial statements. Please confirm that the Portfolio complies with section 19(a)(1) of the Investment Company Act of 1940 (the “1940 Act”). Further, please confirm that disclosure on the Portfolio’s website does not include the term “dividend” and identify the portion of the distribution that is return of capital. When a portion of the distribution contains a return of capital, clearly identify the portion of distributions that are return of capital and do not use the terms “dividend” or “yield” in the financial statement disclosure or any marketing materials, as there is a connotation of income.

Response 5. The Trust confirms that notices have been sent to shareholders in accordance with section 19(a)(1) of the 1940 Act. The Trust represents that, to the extent the terms dividend or yield are used, it will relate only to the portion of the distribution derived from net investment income. The Trust will identify the portion of the distribution that is return of capital.

Comment 6.	We noted that each of Large Cap Growth Portfolio, Financial Services Portfolio, Municipal Bond Portfolio and James Alpha Macro Portfolio had a significant increase in its portfolio turnover rate in 2016. Please explain any variations in the Portfolios’ portfolio turnover rate over the most recent two years and ensure that the funds include the disclosure requirements of Form N-1A.

Response 6. The Trust included the following language in the Trust’s Statement of Additional Information for the December 2016 annual update filing: “The increase in the portfolio turnover rate during the fiscal year ended August 31, 2016 with respect to the Saratoga Municipal Bond Portfolio, the Saratoga Large Capitalization Growth Portfolio and the James Alpha Macro Portfolio was largely the result of the re-alignment of the [sic] each Portfolio that was done in connection with a change in each Portfolio’s adviser that occurred during the 2015 calendar year.” The Financial Services Portfolio also had a change of adviser in 2015 and an accompanying realignment of its investments; however, the Trust believes that the 73% portfolio turnover rate for the Portfolio did not warrant similar disclosure. The Trust will continue to include the requested disclosure in future annual updates to the Trust’s offering documents, as appropriate.

Comment 7.	We noted that the James Alpha Multi Strategy Alternative Income Portfolio had a high portfolio turnover rate as shown in the financial highlights; however, we did not see corresponding risk disclosure within the prospectus. Please explain why “high portfolio turnover risk” was not shown as a principal risk in the prospectus.

Response 7. The Trust will include a risk relating to high portfolio turnover in the portfolio’s next annual update if such risk is applicable at the time.

Comment 8.	We noted for the Municipal Bond Portfolio that the line item “Miscellaneous expenses” in the Statements of Operations amounts to greater than 5% of total expenses for the year. Please confirm that there were no singular expenses that are greater than 5% that should be disclosed per Rule 6-07 of Regulation SX.

Response 8. The Trust confirms that there were no singular expenses greater than 5% that should be disclosed per Rule 6-07 of Regulation SX.

Comment 9.	We noted that a large portion of the James Alpha Macro Portfolio’s gains and losses were generated by derivative transactions; however, the MDFP did not include a discussion of the impact of derivatives on the Portfolio’s performance. Please ensure that the disclosure accurately describes the Portfolio’s use of derivatives and their risks; in connection with this you can consider the Division of Investment Management’s observations on derivatives disclosure in the letter from Barry Miller to Karrie McMillan, Counsel of the Investment Company Institute, dated July 30, 2010. Please note that this comment also applies to James Alpha Managed Risk Domestic Equity Portfolio and James Alpha Managed Risk Emerging Markets Equity Portfolio.

Response 9. The Trust has considered the Staff’s views on derivatives disclosure set forth in the letter from Barry D. Miller, Associated Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Accordingly, the Trust will evaluate whether to include in future reports disclosure regarding how the Portfolios’ derivative positions have affected the Portfolios’ performance.

Comment 10.	We note the following disclosure in a footnote to the prospectus fee table for the James Alpha Global Real Estate Investments Portfolio: “The Manager is permitted to seek reimbursement from the Portfolio, subject to limitations, for fees it waived and Portfolio expenses it paid within three (3) years of the end of the fiscal year in which such fees were waived or expenses paid, as long as the reimbursement does not cause the Portfolio’s operating expenses to exceed the current expense cap.” The Staff believes that any recapture of a fee waived or expense reimbursed should occur within three years of the specific waiver or reimbursement. Further, please confirm that any recapture provision is limited to the lesser of: 1) the expense cap in effect at the time of the waiver and 2) the expense cap in effect at the time of the recapture. This comment also applies to James Alpha Multi Strategy Alternative Income Portfolio. Please update disclosure in financial statements as appropriate.

Response 10. The Trust updated the quoted disclosure for the James Alpha Global Real Estate Investments Portfolio in its most recent annual update in December 2016 in response to a comment from Dominic Minore. The sentence was revised as follows: “The Manager is permitted to seek reimbursement from the Portfolio, subject to limitations, for fees it waived and Portfolio expenses it paid within three (3) years of the end of the fiscal year in which such fees were waived or expenses paid, as long as the reimbursement does not cause the Portfolio’s operating expenses to exceed (i) the expense cap in place at the time the advisory fees were waived or the expenses were incurred; or (ii) the current expense cap, whichever is less.” The Trust will make corresponding changes to the disclosure in the James Alpha Multi Strategy Alternative Income Portfolio at the Portfolio’s next annual update. The Trust will update disclosure in future annual reports as appropriate.

Comment 11.	We noted that the James Alpha Hedged High Income Portfolio held variable rate securities at year end. For variable rate securities, please indicate a description of the reference rate and spread. Please disclose either 1) the end of period interest rate or 2) the end of period reference rate for each reference rate described in the Schedule of Investments in a note to the Schedule. This also applies to the Form N-Q going forward.

Response 11. The end of period interest rate for variable rate securities is disclosed, and noted with an asterisk, in the Schedule of Investments for James Alpha Hedged High Income Portfolio. The asterisk denotes the rate for a floating or variable rate security as of August 31, 2016. The footnote appears on page 88 of the Trust’s annual report. The Trust represents that it will continue to provide the requested disclosure in future annual reports for the Trust and the Form N-Q.

Comment 12.	We noted that the James Alpha Macro Portfolio invests in other mutual funds. Please disclose the respective class of ownership held in future reports. It is the Staff’s position that the class ownership is an important piece of information which identifies the investment.

Response 12. The requested disclosure will be provided in future annual reports for the Trust.

Comment 13.	We noted that the James Alpha Hedged High Income Portfolio has an open credit default swap in which it has received upfront premiums or sold protection. Please confirm that the Portfolio segregated assets to cover the full notional amount. The notional amount is the potential amount that the Portfolio could be required to make as the seller of protection.

Response 13. As of the Portfolio’s fiscal year-end, the Portfolio contained two credit default swap index positions (CDX). These are standardized credit default swap indices referencing single name credit default swaps for 125 Investment Grade rated North American companies (CDX.NA.IG) or 100 High Yield rated North American companies (CDX.NA.100). As of the reporting date, the Portfolio was a buyer of default protection. The Trust respectfully notes that as a buyer of protection, asset segregation is not required.

Comment 14.	With respect to credit default swaps, please explain how the James Alpha Hedged High Income Portfolio has addressed the requirements of ASC 815-10-50-4K with respect to the payments for performance risk of credit derivatives. We note that typically there would either be a credit rating or an implied credit rating, but we did not see either of these items in the financial statements.

Response 14. The Trust will include a credit rating or implied credit rating, as applicable, in future annual reports.

Comment 15.	We noted that there are receivables and payables from the Manager on the statement of assets and liabilities. Please confirm how frequently such receivables or payables are settled for all Portfolios.

Response 15. They are settled on a monthly basis.

Comment 16.	In accordance with Rule 2a-7(h)(10)(ii) of the 1940 Act, please disclose the percentage of the U.S. Government Money Market Portfolio’s total assets invested in weekly liquid assets. Currently this information is provided on a monthly basis. Further, in accordance with Rule 2a-7(h)(10)(iv), please disclose a link to the website of the SEC, where a user may obtain the most recent twelve months of publicly available information filed by the U.S. Government Money Market Portfolio. Please confirm if there has been any historical sponsor of the U.S. Government Money Market Portfolio and if so, please disclose that on the Portfolio’s website in accordance with Rule 2a-7(h)(10) and Rule 2a-7(h)(5).

Response 16. The Trust has revised its website with respect to the U.S. Government Money Market Portfolio to include the Portfolio’s percentage of total assets invested in weekly liquid assets and respectfully submits that the Trust’s website complies with the provisions of Rule 2a-7(h)(10)(ii) of the 1940 Act. The requested information is accessible on the Portfolio’s website by following the link entitled “Portfolio Holdings, Liquid Assets, Flows & NAVs” (http://www.saratogacap.com/us-government-money-market/). The Trust confirms that there is no historical sponsor to report.

Comment 17.	We noted that the James Alpha Macro Portfolio has had major portfolio shifts over time to new asset classes and leverage. Please confirm to the Staff that the Registrant made 485(a) filings where appropriate to incorporate such changes in strategy over time.

Response 17. The Trust confirms that the James Alpha Macro Portfolio has made 485(a) filings as appropriate to reflect changes in strategy. The most recent 485(a) filing for the Portfolio was on October 30, 2015.

Comment 18.	Please confirm to the Staff whether the Portfolios have executed any trades pursuant to Rule 17a-7 under the 1940 Act. If the Portfolios have executed trades pursuant to Rule 17a-7 and have not disclosed the transactions pursuant to ASC 850-10-50 and the requirements outlined therein, please explain in correspondence why the disclosure has not been included. Secondly, confirm for the Staff why the Portfolios have not disclosed the 17a-7 transactions quantitatively and please explain in correspondence the reasons why the disclosure has not been included. Please confirm that all transactions were performed in accordance with Rule 17a-7, including appropriate board oversight of the program.

Response 18. During the Trust’s annual report period for the fiscal year ended August 31, 2016, there were no Rule 17a-7 transactions reported by the advisors to the Trust’s Portfolios.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss